SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 18, 2021

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    Post-Effective Amendment No. 84 to the Registration Statement

on Form N-1A of BlackRock Funds VII, Inc. (the “Corporation”) on behalf of its series,

BlackRock Sustainable U.S. Growth Equity Fund, BlackRock Sustainable U.S. Value

Equity Fund and BlackRock Sustainable International Equity Fund

Dear Mr. Orlic:

On behalf of the Corporation, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 84 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock Sustainable U.S. Growth Equity Fund, BlackRock Sustainable U.S. Value Equity Fund and BlackRock Sustainable International Equity Fund (each, a “Fund” and collectively, the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on October 18, 2021.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Funds deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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The Amendment also contains the Corporation’s responses to the telephonic comments provided by Mr. David Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 20, 2021 regarding the Corporation’s Post-Effective Amendment No. 80 to its Registration Statement filed with the Commission on August 2, 2021 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Corporation. The Corporation’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectuses: Fund Overview—Key Facts About [Fund]—Fees and Expenses of the Fund

Comment 1:     Please provide the Staff with completed fee tables and expense examples for the Funds at least one week before effectiveness of the registration statement.

Response:    Completed fee tables and expense examples were provided supplementally to the Staff on October 12, 2021.

Comment 2:     The Staff requests confirmation as to whether any of the contractual fee waivers listed in certain footnotes to the Fee Tables are subject to recoupment by the investment adviser. In addition, the Staff requests confirmation that the contractual fee waivers that will be listed in the footnotes to the Fee Tables in the Funds’ prospectuses will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Response:    The Funds confirm that the contractual fee waivers listed in the applicable footnotes to the Fee Tables are subject to recoupment by the investment adviser in the two years following such waivers, and such recoupment arrangement will terminate on October 19, 2028. The Funds have included the following disclosure in the footnotes to the Fee Tables and in Item 9 of the prospectuses:

Fee Tables:

“The Fund may have to repay some of these waivers and/or reimbursements to BlackRock in the two years following such waivers and/or reimbursements, and such repayment arrangement will terminate on October 19, 2028.”

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Item 9:

“With respect to the contractual agreements to cap net expenses described above, if during a Fund’s fiscal year the operating expenses of a share class, that at any time during the prior two fiscal years received a waiver and/or reimbursement from BlackRock, are less than the current expense limit for that share class, the share class is required to repay BlackRock up to the lesser of (a) the amount of fees waived or expenses reimbursed during those prior two fiscal years under the agreement and (b) an amount not to exceed either (x) the current expense limit of that share class or (y) the expense limit of the share class in effect at the time that the share class received the applicable waiver and/or reimbursement, provided that: (i) the Fund has more than $50 million in assets and (ii) BlackRock or an affiliate serves as the Fund’s manager or administrator. This repayment arrangement will terminate on October 19, 2028, and applies only to the contractual caps on net expenses and does not apply to the contractual management fee waivers described above or any voluntary waivers that may be in effect from time to time.”

The Funds also confirm that the contractual fee waivers that will be listed in the footnotes to the Fee Tables in the Funds’ prospectuses will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Prospectuses: Fund Overview—Key Facts About [Fund]—Principal Investment Strategies of the Fund

Comment 3:    Please explain whether the term “Sustainable” in each Fund’s name is subject to an 80% investment policy in compliance with Rule 35d-1 under the Investment Company Act (the “Names Rule”).

Response:    Each Fund respectfully submits that the term “Sustainable” is not subject to Rule 35d-1. The Names Rule requires a fund to adopt an 80% investment policy in certain circumstances, including instances where the fund’s name suggests it focuses its investments in a particular type of investment, a particular industry or a particular country or geographic area, or instances where the fund’s name suggests it is exempt from certain taxes. Each Fund believes that the use of “Sustainable” in its name does not fall into any of those categories, as the term “Sustainable” does not suggest a focus on any particular type of investment, industry, country, geographic area or tax status. Rather, the term “Sustainable” in each Fund’s name refers to such Fund’s investment strategies and process. Each Fund believes this view is consistent with the adopting release for the Names Rule and the “Staff’s Frequently Asked Questions about Rule

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35d-1” which clarify that the requirement to include an 80% investment policy does not apply to various terms in fund names that signify types of investment strategies as opposed to particular types of investments. In addition, each Fund is aware that the SEC has requested comments on the subject of the Names Rule, noting that industry practice is mixed as to whether environmental, social and/or governance considerations are treated as an investment strategy and exempt from the Names Rule or treated as a type of investment and subject to the Names Rule.1

Comment 4:     With respect to BlackRock Sustainable U.S. Growth Equity Fund and BlackRock Sustainable U.S. Value Equity Fund, the Staff notes that each Fund “seeks to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. equity securities and derivatives with similar economic characteristics.” Please consider clarifying in the disclosure that the 80% policy for each Fund refers to investments that are tied economically to the United States.

Response:    The Funds confirm that the 80% policy for each Fund refers to issuers located in the United States, which the Funds consider securities that are tied economically to the United States, and have revised the disclosure regarding their 80% policy as follows:

“Under normal circumstances, the Fund seeks to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in ~~U.S.~~ equity securities of U.S. issuers and derivatives with similar economic characteristics.”

Comment 5:     With respect to BlackRock Sustainable International Equity Fund, the Staff notes that the Fund “seeks to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in non-U.S. equity securities of companies that are components of, or have characteristics similar to, the companies included in the MSCI EAFE Index (the “Benchmark”), and derivatives with similar economic characteristics.” Please consider clarifying in the disclosure how the Fund determines that the Fund will invest in securities of companies that are tied economically to a number of countries throughout the world.

Response:    The Fund has reviewed the disclosure and respectfully submits that the disclosure is appropriate. The Fund notes that the disclosure provides that under normal circumstances it seeks to invest in companies that are components of, or have characteristics similar to, the

1 SEC, Request for Comments on Fund Names, Release No. IC–33809 (Mar. 6, 2020),

https://www.sec.gov/rules/other/2020/ic-33809.pdf.

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companies included in the MSCI EAFE Index, which is an index that captures companies across 21 developed markets countries across the world.

Comment 6:     With respect to BlackRock Sustainable International Equity Fund, the Staff notes that the Fund “may invest up to 25% of its assets in emerging markets issuers.” Please consider including additional discussion regarding how the Fund determines whether a country is considered an emerging markets country.

Response:     In response to the Staff’s comment, the Fund has clarified the disclosure to include the following:

“The Fund may invest up to 25% of its assets in emerging markets issuers. BlackRock considers an emerging market country to include any country that is: (1) generally recognized to be an emerging market country by the international financial community, including the World Bank; (2) classified by the United Nations as a developing country; or (3) included in the MSCI Emerging Markets Index.”

Comment 7:     Please confirm how derivatives are valued under normal circumstances for purposes of each Fund’s 80% test.

Response:     Each Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 8:    With respect to BlackRock Sustainable U.S. Growth Equity Fund, please consider including additional disclosure regarding the concept of “growth” with respect to the Fund’s investment strategies. With respect to BlackRock Sustainable U.S. Value Equity Fund, please consider including additional disclosure regarding the concept of “value” with respect to the Fund’s investment strategies.

Response:    In response to the Staff’s comment, each Fund has clarified the disclosure to include the following in “Fund Overview—Key Facts About [Fund]—Principal Investment Strategies of the Fund”:

BlackRock Sustainable U.S. Growth Equity Fund

“The Fund generally invests in equity securities that Fund management believes have above average growth potential.”

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BlackRock Sustainable U.S. Value Equity Fund

“The Fund generally invests in equity securities that Fund management believes are undervalued, which means that their prices are less than Fund management believes they are worth.”

Comment 9:    Each Fund’s principal investment strategies and investment process include disclosure that “Fund management will first seek to screen out certain issuers based on ESG criteria determined by BlackRock. Such screening criteria includes, among other things…” Please consider deleting the reference to “among other things” and including further discussion of any additional screens applicable to each Fund. In addition, the Staff notes that one of the screens included in the disclosure for each Fund is “(iv) issuers that derive certain revenue from thermal coal generation or more than five percent of revenue from thermal coal mining, unless the Fund is investing in green bonds of such issuers.” Please consider clarifying whether such screen is applicable to companies with revenue from thermal coal generation at or above a particular level.

Response:    In response to the Staff’s comment, each Fund has revised the disclosure in the description of the screens utilized by Fund management for such Fund as follows:

“Such screening criteria principally includes~~, among other things~~: (i) issuers engaged in the production of controversial weapons; (ii) issuers engaged in the production of civilian firearms; (iii) issuers engaged in the production of tobacco-related products; (iv) issuers that derive certain revenue from thermal coal generation ~~or~~, unless such issuers either (a) have made certain commitments to reduce climate impact or (b) derive revenue from alternative energy sources, and issuers that derive more than five percent of revenue from thermal coal mining~~, unless~~; in addition, the Fund ~~is investing~~may invest in green bonds of ~~such issuers~~issuers that derive certain revenue from thermal coal generation or issuers that derive more than five percent of revenue from thermal coal mining; (v) issuers that derive more than five percent of revenue from oil sands extraction, unless the Fund is investing in green bonds of such issuers; and (vi) issuers identified by recognized third-party rating agencies as violators of the United Nations Global Compact, which are globally accepted principles covering corporate behavior in the areas of human rights, labor, environment, and anti-corruption.

The Fund’s screening criteria is measured at the time of investment and is dependent upon information and data that may be incomplete, inaccurate or unavailable. Where the Fund’s criteria looks solely to third-party ratings, issuers are only screened to the

October 18, 2021

extent they have been assigned such ratings, which may not be available in all circumstances. This screening criteria is subject to change over time at BlackRock’s discretion. In addition, the Fund may gain indirect exposure (through, including but not limited to, derivatives and investments in other investment companies) to issuers with exposures that are inconsistent with the ESG-related criteria used by BlackRock as described above.”

Comment 10:    Each Fund’s principal investment strategies state that “BlackRock’s company-specific research uses techniques to assess equity characteristics such as strength of earnings, quality of balance sheet, cashflow trends, and relative valuation, as well as assessing companies’ ESG practices.” In addition, the Staff notes that each Fund’s principal investment strategies state that Fund management “will have a bias towards investments with strong or improving ESG practices.” Please consider adding a discussion of the due diligence practices the investment adviser applies when it assesses ESG practices of particular issuers and the metrics the investment adviser examines when assessing the quality of a particular issuer’s ESG practices

Response:     To clarify its due diligence practices, each Fund has amended its disclosure in the section of the prospectus entitled “Details About the Funds—How Each Fund Invests—[Fund]—Investment Process” to add the following

“Fund management makes such assessments based on BlackRock’s ESG research, which includes due diligence of ESG risks and opportunities facing an issuer, as well as third-party ESG ratings.”

Comment 11:    Please consider adding disclosure in the principal investment strategies to clarify that not every single portfolio security will meet a prescribed ESG assessment standard or score.

Response:    Each Fund currently discloses in its principal investment process that:

“The Fund seeks to maintain certain ESG characteristics, climate risk exposure and climate opportunities relative to [the Benchmark]. Specifically, the Fund generally seeks to invest in a portfolio of equity securities that, in BlackRock’s view, (i) has an aggregate ESG assessment that is better than that of the Benchmark, (ii) has a carbon emissions intensity assessment that is lower than that of the Benchmark, and (iii) in the aggregate, includes issuers that BlackRock believes are better positioned to capture climate opportunities relative to the issuers in the Benchmark. The Fund may invest in certain sectors that are not included in such assessments.”

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In addition, as described in the response to Comment #9 above, the Funds are including the following disclosure:

“In addition, the Fund may gain indirect exposure (through, including but not limited to, derivatives and investments in other investment companies) to issuers with exposures that are inconsistent with the ESG-related criteria used by BlackRock as described above.”

Further, each Fund currently discloses under “ESG Investing Risk” that:

“The Fund seeks to identify issuers that it believes are better positioned to manage ESG risks and opportunities related to their businesses and to avoid certain companies and industries with ESG related risks, but investors may differ in their views of what constitutes positive or negative ESG criteria. As a result, the Fund may invest in issuers that do not reflect the beliefs and values of any particular investor… The Fund does not intend to measure ESG criteria with respect to all instruments in which it may invest, and may place weight on other factors when selecting investments.”

Each Fund submits that the disclosure in the prospectuses is sufficient to notify investors that not every single portfolio security will meet a prescribed ESG assessment standard or score.

Prospectuses: Fund Overview—Key Facts About [Fund]—Principal Risks of Investing in the Fund

Comment 12:   The Staff notes that the risk factors are in alphabetical order. The Staff suggests that each Fund consider changing the order of the risk factors in the prospectus in the section entitled “Fund Overview—Key Facts About [Fund]—Principal Risks of Investing in the Fund” to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See ADI 2019-08 “Improving Principal Risk Disclosure.”

Response:     Each Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. Each Fund will continue to consider the ordering of its risk factors.

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Prospectuses: Details About the Funds—How Each Fund Invests—[Fund]—Investment Process

Comment 13:  The Staff notes that each Fund “generally seeks to invest in a portfolio of equity securities that, in BlackRock’s view, … (iii) in the aggregate, includes issuers that BlackRock believes are better positioned to capture climate opportunities relative to the issuers in the Benchmark.” Please consider clarifying how the investment adviser determines whether an issuer is “better positioned” relative to other issuers.

Response:    The Funds have considered the Staff’s comment and respectfully submit that the disclosure in the prospectuses is appropriate. The Funds consider a number of factors to assess an issuer’s positioning to capture climate opportunities, including, but not limited to, factors such as climate-related disclosures and commitments towards carbon emissions reduction targets.

Statement of Additional Information—Investment Restrictions

Comment 14:   The Staff notes that the disclosure provides that “all limitations under each Fund’s fundamental or non-fundamental investment restrictions apply only at the time that a transaction is undertaken.” Please confirm whether this statement applies to each Fund’s fundamental investment restriction relating to borrowing.

Response:     Each Fund has a fundamental investment restriction that it may not “borrow money, except as permitted under the Investment Company Act.” Each Fund confirms that this fundamental investment restriction relating to borrowing is subject to the current limitations of the provisions of the Investment Company Act.

General

Comment 15:  Please consider clarifying how each Fund will apply its policies and procedures for voting proxies, given each Fund’s focus on sustainable investing, or explain why such disclosure is not necessary.

Response:    Each Fund has adopted BlackRock’s proxy voting policies and procedures applicable to open-end funds, which is included in Appendix B to the Funds’ Statement of Additional Information. Each Fund submits that the inclusion of this policy provides sufficient information to investors regarding such Fund’s proxy voting.

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October 18, 2021

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Corporation’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn
Jason Rosenthal
John A. MacKinnon
Louisa Kiu